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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 10
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
               PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934



                      Venture Lending & Leasing II, Inc.
           ---------------------------------------------------------
               (Exact name of registrant as specified in charter)


              Maryland                                   77-0456589
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(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                      Identification No.)


2010 North First Street, Suite 310
          San Jose, CA                                         95131
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  (Address of principal executive offices)                  (Zip Code)



Registrant's telephone number, including area code (408) 436-8577
                                                   -------------------


Securities to be registered pursuant to 12(b) of the Act: None


Securities to be registered pursuant to 12(g) of the Act:

                         Common Stock, $.001 par value
                   ---------------------------------------
                                (Title of Class)
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1.  BUSINESS

(a)  General Development of Business

        GENERAL. Venture Lending & Leasing II, Inc. ("Fund"), a Maryland corporation, is a newly organized, non-diversified closed-end management investment company electing status as a business development company ("BDC") under the Investment Company Act of 1940 ("1940 Act"). The Fund's investment objective is to achieve a high total return. The Fund will provide asset-based financing to carefully selected venture capital-backed companies, in the form of secured loans, installment sales contracts or equipment leases. The Fund generally will receive warrants to acquire equity securities of the companies in which the Fund invests in connection with the Fund's loans or equipment leases. Westech Advisors, Inc. ("Westech Advisors" or the "Manager") will serve as the Fund's Investment Manager. Siguler Guff Advisers, LLC ("Adviser to the Manager") will serve adviser to Westech Advisors with respect to Westech Advisors' administrative duties to the Fund. See Items 5 and 7 for the information about the Manager and the Adviser to the Manager. The Fund was incorporated on May 19, 1997. Its principal office is located at 2010 North First Street, Suite 310, San Jose, California 95131 and its telephone number is
(408) 436-8577.

        The Fund has not yet commenced operations and is registering its shares of Common Stock, $.001 par value ("Shares"), pursuant to Section 12(g) of the Securities Exchange Act of 1934 ("Act"), in compliance with the requirement of
Section 54(a)(2) of the 1940 Act. The Fund will offer its Shares in an offering exempt from the registration requirements of the Securities Act of 1933 ("1933 Act") pursuant to Regulation D thereunder ("Regulation D") and will sell its Shares in that offering solely to "accredited investors", as that term is defined under Regulation D.

        USE OF PROCEEDS. The Fund intends to apply the net proceeds of this offering to enter into venture lending transactions, to a greater extent, and leasing transactions, to a lesser extent, with Eligible Portfolio Companies and with other companies, and to make associated equity investments, in furtherance of its investment objective and policies. The Fund will seek to require payment by investors pursuant to each capital call of only that portion of the total dollar amount subscribed for that the Fund expects will be needed to fund commitments entered into within a reasonable time after such capital call. It is currently anticipated that all capital subscribed for will be called, and that substantially all the proceeds of this offering will be invested in venture loans and leases, within 36 months after the Fund has first accepted subscriptions from investors in this offering, although under the terms of the subscription agreement the Fund will be permitted to make capital calls at any time until the fourth anniversary after the first closing of the offering.

(b)  Financial Information About Industry Segments.

        Not applicable; the Fund has not commenced business and has no reserves.

(c)  Narrative Description of Business.

 Investment Program.
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        GENERAL.  The Fund's investment objective is to achieve a high total return. The Fund will provide asset-based financing to carefully selected venture capital-backed companies, in the form of secured loans, or to a lesser extent, installment sales contracts or equipment leases. The Fund generally will receive warrants to acquire equity securities in connection with its portfolio investments. The Fund will make available significant managerial assistance through its officers to certain companies whose securities are held in the Fund's portfolio, as described under "Regulation". There can be no assurance that the Fund will attain its investment objective.

        As a BDC, the Fund must invest at least 70% of its total assets in qualifying assets ("Qualifying Assets") consisting of (a) "eligible portfolio companies" as defined in the 1940 Act ("Eligible Portfolio Companies") and (b) certain other assets including cash and cash equivalents. An eligible portfolio company generally is a United States company that is not an investment company and that (i) does not have a class of securities registered on an exchange or included in the Federal Reserve Board's over-the-counter margin list; (ii) is actively controlled by a BDC and has an affiliate of a BDC on its board of directors; or (iii) meets such other criteria as may be established by the SEC. The Fund may invest up to 30% of its total assets in non-Qualifying Assets, including companies that are not Eligible Portfolio Companies (for example, because the company's securities are quoted on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ")) and Eligible Portfolio Companies as to which the Fund does not offer to make available significant managerial assistance. The foregoing percentages will be determined, in the case of financings in which the Fund commits to provide financing prior to funding the commitment, by the amount of the Fund's total assets represented by the value of the maximum amount of securities to be issued by the borrower or lessee to the Fund pursuant to such commitment.

        VENTURE LOANS AND LEASES. Venture loans generally will be made pursuant to a negotiated written loan agreement, and be evidenced by promissory notes secured by the equipment or other assets of the borrower financed with the proceeds of such loans, and in some cases secured by a broader lien on substantially all of the borrower's assets (especially where loan proceeds are permitted to be used for purposes other than financing equipment). The Fund will receive periodic payments (usually monthly) of interest and principal, and will generally receive a final payment in the nature of additional interest in an amount equal to a percentage of the original loan amount, payable at maturity of the loan (whether as stated or accelerated). Venture leases will consist of a lease from the Fund to the lessee of the assets to be financed, with periodic payments of rent and, in most cases, with a put option to sell the assets to the lessee at the end of the lease term for a predetermined or formula price. The interest rate and amortization terms of venture loans, the rental rate and put provisions of leases, and all other transaction terms will be individually negotiated between the Fund and each borrower or lessee. If the Fund qualifies as a regulated investment Company ("RIC"), provisions of the Internal Revenue Code may restrict the terms to which the Fund may enter into venture leases and the extent to which venture leases may be used.

        The documentation for loans or leases will include negotiated representations, warranties, covenants and events of default intended to protect the Fund customary for commercial transactions of this type and size. Typical material terms include covenants to maintain the equipment or other assets underlying the loan or lease and keep it adequately insured, prohibitions against sale or other disposition of the assets or assignment of the loan or lease except under specified conditions, and acceleration provisions making the remaining outstanding amounts under the loan or lease immediately due and payable and giving rise to a right to take possession of the underlying assets upon certain events of default, including failure to make required payments and failure to comply with specified





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covenants. There can be no assurance that the value of the underlying assets at the time of default will be at least equal to the outstanding amount due under the loan or lease.

        Typically, loans or leases will be structured as commitments by the Fund to provide financing, in one or more advances during a specified period of time, or credit availability. The commitment of the Fund to finance future asset acquisitions or working capital needs is typically subject to the absence of any default under the loan or lease and compliance by the borrower or lessee with requirements relating to, among other things, the type of assets to be acquired. Although the Fund's commitment generally will provide that the Fund is not required to continue to fund additional asset purchases or working capital needs if there is a material adverse change in the borrower's or lessee's financial condition, it is possible that a borrower's or lessee's financial condition will not be as strong at the time the Fund funds a commitment.

        WARRANTS AND EQUITY SECURITIES. The Fund generally will acquire warrants to purchase equity securities of the borrower or lessee in connection with asset financings. The terms of the warrants, including the expiration date, exercise price and terms of the equity security for which the warrant may be exercised, will be negotiated individually with each borrower or lessee, and will likely be affected by the price and terms of securities issued by the company to its venture capitalists and other holders. Based upon the Manager's past experience, it is anticipated that most warrants will be for a term of five to ten years, and will have an exercise price based upon the price at which the borrower or lessee most recently issued equity securities or, if a new equity offering is imminent, will next issue equity securities. The equity securities for which the warrant will be exercised generally will be common stock (of which there may be one or more classes) or convertible preferred stock. Substantially all the warrants and underlying equity securities will be restricted securities under the 1933 Act at the time of issuance; the Fund generally negotiates registration rights with the borrower or lessee that may provide (i) "piggyback" registration rights, which permit the Fund under certain circumstances to include some or all of the securities owned by it in a registration statement filed by the borrower or lessee, or (ii) in very rare circumstances, "demand" registration rights permitting the Fund under certain circumstances to require the borrower or lessee to register the securities under the 1933 Act (in some cases at the Fund's expense). The Fund will generally negotiate "net issuance" provisions in the warrants, which allow the Fund to receive upon exercise of the warrant without payment of any cash a net amount of shares determined by the increase in the value of the issuer's stock above the exercise price stated in the warrant.

Investment Policies

        For purposes of these investment policies and unless otherwise specified, references to the percentage of the Fund's total assets "invested" in securities of a company will be deemed to refer, in the case of financings in which the Fund commits to provide financing prior to funding the commitment, to the amount of the Fund's total assets represented by the value of the maximum amount of securities to be issued by the borrower or lessee to the Fund pursuant to such commitment; the Fund will not be required to divest securities in its portfolio or decline to fund an existing commitment because of a subsequent change in the value of securities the Fund has previously acquired or committed to purchase.

        DIVERSIFICATION STANDARDS. The Fund will be classified as a "non-diversified" closed-end investment company under the 1940 Act. Until the Fund qualifies as a RIC, it will not be subject to





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the diversification requirements applicable to RICs under the Internal Revenue
Code. Commencing with the first capital call, the Manager will seek to increase the diversification of the Fund's portfolio so as to make it possible to meet the RIC diversification requirements, as described below. There can be no assurance, however, that the Fund will be able to meet those requirements.

        To qualify as a RIC, the Fund must meet the issuer diversification standards under the Internal Revenue Code that require that, at the close of each quarter of the Fund's taxable year, (i) not more than 25% of the market value of its total assets is invested in the securities of a single issuer, and
(ii) at least 50% of the market value of its total assets is represented by cash, cash items, government securities, securities of other RICs and other securities (with each investment in such other securities limited so that not more than 5% of the market value of the Fund's total assets is invested in the securities of a single issuer and the Fund does not own more than 10% of the outstanding voting securities of a single issuer). For purposes of the diversification requirements under the Internal Revenue Code, the percentage of the Fund's total assets "invested" in securities of a company will be deemed to refer, in the case of financings in which the Fund commits to provide financing prior to funding the commitment, to the amount of the Fund's total assets represented by the value of the securities issued by the borrower or lessee to the Fund at the time each portion of the commitment is funded.

        The Fund will invest no more than 25% of its total assets in securities of companies in any single industry. The broad industry categories in which the Fund anticipates that most of its investments will fall (and within each of which there may be several "industries" for purposes of the industry diversification policy) include computer and semiconductor-related, medical/biotechnology and communications.

        INVESTMENT GUIDELINES. In selecting investments for the Fund's portfolio, the Manager will endeavor to meet the following investment guidelines, as established by the Fund's board of directors. The Fund may, however, make investments that do not conform to one or more of these guidelines when deemed appropriate by the Manager. Such investments might be made if the Manager believes that a failure to conform in one area is offset by exceptional strength in another or is compensated for by a higher yield, favorable warrant issuance or other attractive transaction terms or features.

        STAGE OF DEVELOPMENT GUIDELINES. The Manager will seek to diversify the Fund's portfolio based on the stage of development of borrowers or lessees by limiting the Fund's aggregate investment in securities of companies that, in the opinion of Westech Advisors, are in the start-up stage to 35% of the Fund's total assets. The Manager will seek to invest the remainder of the Fund's assets in securities of companies that, in the opinion of the Manager, are in the emerging growth stage or mezzanine stage, except that the Manager may invest up to 5% of the Fund's total assets in securities of companies that, in the opinion of the Manager, are in the seed capital stage. The Fund would invest in seed capital stage companies for strategic purposes, with the goal of making additional, larger investments if the company succeeds. For purposes of these investment guidelines, the stages of development are defined as follows:

        - Seed capital companies represent the earliest stage of development. These companies have raised relatively modest equity capital to prove a concept and qualify for start-up capital. Their activities generally are limited to product development, scientific and market research, recruiting a management team and developing a business plan. These





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               companies likely do not have financial support from either venture capitalists or larger companies making strategic investments.

        - Start-up stage companies are completing or have recently completed product development and initial marketing, but have not sold their products commercially. Generally such firms have made market studies, assembled key management, developed a business plan and are ready to commence operations.

        - Emerging growth stage companies have initiated or are about to initiate full-scale operations and sales, but may not be showing a profit.

        - Mezzanine stage companies are approaching or have attained break even or profitability and are continuing to expand. An acquisition or initial public offering may be imminent.

        Classification of a company by stage of development necessarily involves a subjective judgment by the Manager, and it is possible that other investors or market analysts would classify a company differently than the classification used by the Fund.

        QUALITY GUIDELINES. The Manager will seek to invest at least 65% of the Fund's aggregate investments (determined over the life of the Fund) in venture loans or leases that meet the following criteria:

        Borrower/Lessee Criteria

        -      The company has a minimum capitalization of at least $1 million.

        - The company has at least nine months' available cash to fund its operations (excluding the cost of the financing to be provided by the Fund) and indications from its equity investors that they will make investments necessary to provide such cash.

        - At least two venture capital investors have indicated a current intention to make additional equity financing available to the company, or the company has a forecasted positive cash flow.

        - The company's business plan contemplates sales of at least $25 million within five years.

        - The company has or will consummate equity venture capital financing prior to funding the assets to be acquired.

        Transaction Criteria

        - The term of the loan or lease does not exceed 60 months, and does not extend beyond December 31, 2005.





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        -      At least 75% of the assets to be financed are, in the opinion of the Manager, critical to the company's day-to-day operations.

        - At least 75% of the assets to be financed are moveable and, in the opinion of the Manager, readily remarketable.

        Equity Venture Capital Support Criteria

        - At least two of the company's equity venture capital investors (including the lead investor) have (i) in the opinion of the Manager, significant venture capital industry experience and
               (ii) at least $50 million under management.

        SPECIAL SITUATIONS. The Manager may invest up to 10% of the Fund's aggregate investments determined over the life of the Fund in special situation investments. Such special situations would include providing bridge financing to a company which is in the process of raising additional private equity, planning an initial public offering or is seeking to enter into a business combination through which it would be acquired. In addition, special situations would also include investments in a "troubled" company undergoing a restructuring or recapitalization of its existing debt or equity, and making investments in subordinated debt.

        INTERNATIONAL INVESTMENTS. The Manager may invest up to 10% of its aggregate investments determined over the life of the Fund in United States based companies that have international operations with assets located in foreign divisions, subsidiaries or affiliated entities. If reasonably practicable, such investment would be secured by the assets located in such foreign divisions in addition to being secured by any assets located in the United States.

        LEVERAGE. The Fund intends to borrow money from and issue debt securities to banks, insurance companies and other lenders to obtain additional funds to originate venture loans and leases. Under the 1940 Act, the Fund may not incur borrowings unless, immediately after the borrowing is incurred, such borrowings would have "Asset Coverage" of at least 200%. "Asset Coverage" means the ratio which the value of the Fund's total assets, less all liabilities not represented by (i) the borrowings and (ii) any other liabilities constituting "senior securities" under the 1940 Act, bears to the aggregate amount of such borrowings and senior securities. The practical effect of this limitation is to limit the Fund's borrowings and other senior securities to 50% of its total assets less its liabilities other than the borrowings and other senior securities. The 1940 Act also requires that, if the Fund borrows money, provision be made to prohibit the declaration of any dividend or other distribution on the Shares (other than a dividend payable in Shares), or the repurchase by the Fund of Shares, if, after payment of such dividend or repurchase of Shares, the Asset Coverage of such borrowings would be below 200%. If the Fund is unable to pay dividends or distributions in the amounts required under the Internal Revenue Code, it might not be able to qualify as a RIC or, if qualified, to continue to so qualify.

        The use of leverage increases investment risk. Lenders are expected to require that the Fund pledge portfolio assets as collateral for loans. If the Fund is unable to service the borrowings, the Fund may risk the loss of such pledged assets. Lenders are also expected to require that the Fund agree to loan covenants limiting the Fund's ability to incur additional debt or otherwise limiting the Fund's flexibility, and loan agreements may provide for acceleration of the maturity of the





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indebtedness if certain financial tests are not met.  To minimize risks associated with lending money at fixed rates, the Fund may enter into interest rate hedging transactions with respect to all or any portion of the Fund's investments. There can be no assurance that such interest rate hedging transactions will be available in forms acceptable to the Fund. In addition, entering into interest rate hedging transactions raises costs to the Fund.

        TEMPORARY INVESTMENTS. Pending investment in asset financing transactions and pending distributions, the Fund will invest excess cash in (i) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; (ii) repurchase agreements fully collateralized by U.S. government securities; (iii) short-term high-quality debt instruments of U.S. corporations; and (iv) pooled investment funds whose investments are restricted to those described above. All such investments will mature in one year or less. The U.S. government securities in which the Fund may invest include U.S. government securities backed by the full faith and credit of the U.S. government (such as Treasury bills, notes and bonds) as well as securities backed only by the credit of the issuing agency. Corporate securities in which the Fund may invest include commercial paper, bankers' acceptances and certificates of deposit of domestic or foreign issuers.

        The Fund also may enter into repurchase agreements that are fully collateralized by U.S. government securities with banks or recognized securities dealers in which the Fund purchases a U.S. government security from the institution and simultaneously agrees to resell it to the seller at an agreed-upon date and price. The repurchase price is related to an agreed-upon market rate of interest rather than the coupon of the debt security and, in that sense, these agreements are analogous to secured loans from the Fund to the seller. Repurchase agreements carry certain risks not associated with direct investments in securities, including possible declines in the market value of the underlying securities and delays and costs to the Fund if the other party to the transaction defaults.

        OTHER INVESTMENT POLICIES. The Fund will not sell securities short, purchase securities on margin (except to the extent the Fund's permitted borrowings are deemed to constitute margin purchases), write puts or calls, purchase or sell commodities or commodity contracts or purchase or sell real estate. The Fund will not underwrite the securities of other companies, except to the extent the Fund may be deemed an underwriter upon the disposition of restricted securities acquired in the ordinary course of the Fund's business.

        The Fund's investment objective, investment policies and investment guidelines (other than its status as a BDC) are not fundamental policies and may be changed by the Fund's board of directors at any time without shareholder approval.

Regulation

        The Small Business Incentive Act of 1980 ("1980 Provisions") modified the provisions of the 1940 Act that are applicable to a closed-end investment company. After filing its election to be treated as a BDC, a company may not withdraw its election without first obtaining the approval of holders of a majority of its outstanding voting securities (as defined under the 1940 Act). The following is a brief description of the 1940 Act, as modified by the 1980 Provisions, and is qualified in its entirety by reference to the full text of the 1940 Act and the rules thereunder.





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        Generally, to be eligible to elect BDC status, a company must engage in the business of furnishing capital and offering significant managerial assistance to Eligible Portfolio Companies. More specifically, in order to qualify as a BDC, a company must (i) be a domestic company; (ii) have registered as a class of its securities or have filed a registration statement with the SEC pursuant to Section 12 of the 1934 Act; (iii) operate for the purpose of investing in the securities of certain types of Eligible Portfolio Companies; (iv) offer to extend significant managerial assistance to such Eligible Portfolio Companies; (v) have a majority of disinterested directors; and (vi) file (or under certain circumstances, intend to file) a proper notice of election with the SEC. The National Securities Markets Improvement Act of 1996 relaxed the requirement set forth in clause (iv), above, in certain respects; in this regard, a BDC is not required to offer significant managerial assistance to an issuer (x) which has total assets of not more than $4,000,000 and capital and surplus of not less than $2,000,000 or (y) with respect to any other issuer that meets such criteria as the SEC otherwise may provide.

        "Making available significant managerial assistance" is defined under the 1940 Act, in relevant part, as (i) an arrangement whereby the BDC, through its officers, directors, employees or general partners, offers to provide and, if accepted, does provide, significant guidance and counsel concerning the management, operations or business objectives of a portfolio company; or (ii) the exercise by a BDC of a controlling influence over the management or polices of the portfolio company by the BDC acting individually or as part of a group acting together which controls the portfolio company. The officers of the Fund intend to offer to provide managerial assistance, including advice on equipment acquisition and financing, cash flow and expense management, general financing opportunities, acquisition opportunities and opportunities to access the public securities markets, to the great majority of companies to whom the Fund provides venture loans or leases. In some instances, officers of the Fund might serve on the board of directors of borrowers or lessees.

        An "eligible portfolio company" generally is a United States company that is not an investment company and that (i) does not have a class of securities registered on an exchange or included in the Federal Reserve Board's over-the-counter margin list; (ii) is actively controlled by a BDC and has an affiliate of a BDC on its board of directors; or (iii) meets such other criteria as may be established by the SEC. Control under the 1940 Act is presumed to exist where a BDC owns more than 25% of the outstanding voting securities of the eligible portfolio company.

        The 1940 Act prohibits or restricts BDCs from investing in certain types of companies, such as brokerage firms, insurance companies, investment banking firms, and investment companies. Moreover, the 1940 Act limits the type of assets that BDCs may acquire to certain prescribed Qualifying Assets and certain assets necessary for its operations (such as office furniture, equipment, and facilities) if, at the time of acquisition, less than 70% of the value of BDC's assets consist of Qualifying Assets. Qualifying Assets include:
(i) privately acquired securities of companies that were Eligible Portfolio Companies at the time such BDC acquired their securities; (ii) securities of bankrupt or insolvent companies; (iii) securities of Eligible Portfolio Companies controlled by a BDC; (iv) securities received in exchange for or distributed with respect to any of the foregoing; and (v) cash items, government securities and high-quality short-term debt. The 1940 Act also places restrictions on the nature of transactions in which, and the persons from whom, securities can be purchased in order for the securities to be considered Qualifying Assets. Such restrictions include limiting purchases to transactions not involving a public offering and the requirement that securities be acquired directly from either the portfolio company or its officers, directors or affiliates.





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
        The Fund, as a BDC, may sell its securities at a price that is below its net asset value per share provided a majority of the Fund's disinterested directors has determined that such sale would be in the best interests of the Fund and its shareholders and upon the approval by the holders of a majority of its outstanding voting securities, including a majority of the voting securities held by non-affiliated persons, of such policy or practice within one year of such sale. A majority of the disinterested directors also must determine in good faith, in consultation with the underwriters of the offering if the offering is underwritten, that the price of the securities being sold is not less than a price which closely approximates market value of the securities, less any distribution discounts or commissions. As defined in the 1940 Act, the term "majority of the outstanding voting securities" of the Fund means the vote of (i) 67% or more of the Fund's Shares present at a meeting, if the holders of more than 50% of the outstanding Shares are present or represented by proxy, or (ii) more than 50% of the Fund's outstanding Shares, whichever is less.

        Many of the transactions involving a company and its affiliates (as well as affiliates of those affiliates) which were prohibited without the prior approval of the Securities and Exchange Commission ("SEC") under the 1940 Act prior to its amendment by the 1980 Provisions are permissible for BDCs, including the Fund, upon the prior approval of a majority of the Fund's disinterested directors and a majority of the directors having no financial interest in the transactions. However, certain transactions involving certain persons related to the Fund, including its directors, officers, Westech Advisors and the Adviser to the Manager, may still require the prior approval of the SEC. In general, (i) any person who owns, controls, or holds power to vote, more than 5% of the Fund's outstanding Shares (ii) any director, executive officer, or general partner of that person; and (iii) any person who directly or indirectly controls, is controlled by, or is under common control with, that person, must obtain the prior approval of a majority of the Fund's disinterested directors, and, in some situations, the prior approval of the SEC, before engaging in certain transactions with the Fund or any company controlled by the Fund. The 1940 Act generally does not restrict transactions between the Fund and its Eligible Portfolio Companies. While a BDC may change the nature of its business so as to cease being a BDC (and in connection therewith withdraw its election to be treated as a BDC) only if authorized to do so by a majority vote (as defined by the 1940 Act) of its outstanding voting securities, shareholder approval of changes in other fundamental investment policies of a BDC is not required (in contrast to the general 1940 Act requirement, which requires shareholder approval for a change in any fundamental investment policy).

Taxation

        The following is a general summary of certain of the United States federal income tax laws relating to the Fund and investors in its Shares. This discussion is based on the Internal Revenue Code, regulations, published rulings and procedures and court decisions as of the date hereof. The tax law, as well as the implementation thereof, is subject to change, and any such change might interfere with the Fund's ability to qualify as a RIC or, if the Fund so qualifies, to maintain such qualification. This discussion does not purport to deal with all of the United States federal income tax consequences applicable to the Fund or to all categories of investors, some of whom may be subject to special rules. In addition, it does not address state, local, foreign or other taxes to which the Fund or its investors may be subject, or any proposed changes in applicable tax laws. Investors should consult their tax advisers with respect to an investment in Fund Shares.

TAXATION OF THE FUND AS AN ORDINARY CORPORATION.

        It is anticipated that, commencing with the second year of its investment operations, the Fund will seek to meet the requirements, including diversification requirements, to qualify for the special pass-through status available to RICs under the Internal Revenue Code, and thus to be relieved of federal income tax on that part of its net investment income and realized capital gains that it distributes to shareholders. Unless and until the Fund meets these requirements, it will be taxed as an ordinary corporation on its taxable income for that year (even if that income is distributed to shareholders) and all distributions out of its earnings and profits will be taxable to shareholders as dividends; thus, such income will be subject to a double layer of tax (although corporate shareholders may be entitled to a dividends-received deduction). There is no assurance that the Fund will meet the requirements to qualify as a RIC.

TAXATION OF THE FUND AS A RIC

        Consequences of Converting From an Ordinary Corporation to a RIC. In order to qualify as a RIC, the Fund must, at the end of the first year in which it so qualifies, have no accumulated earnings and profits from years in which it was not taxed as a RIC. To meet this requirement, the Fund must, before the end of the first year in which it qualifies as a RIC, distribute as dividends all of its accumulated earnings and profits. In addition to the foregoing, pursuant to a published notice of the Internal Revenue Service, the Fund must either (i) elect to recognize gain on the disposition of any asset during the ten year period (the "Recognition Period") beginning on the first day of the first taxable year for which the Fund qualifies as a RIC that is held by the Fund as of the beginning of such Recognition Period, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Fund's adjusted basis in such asset as of the beginning of such Recognition Period (such excess, hereinafter, "built-in gain"), taxable at the highest regular corporate rates or (ii) immediately recognize and pay tax on any such built-in gain with respect to any of its portfolio holdings and, as described above, distribute the earnings and profits from such deemed sales. As a RIC, the Fund would not be able to use any net operating loss carryforwards relating to periods prior to the first year in which the Fund qualifies as a RIC. The Administration, in effect, has proposed that clause (ii) automatically apply to an ordinary corporation that converts to a RIC after January 1, 1998 if the value of the assets of such corporation exceeds $5,000,000. Even if enacted in its present form, it is unlikely that this proposed legislation would apply since the Manager intends to cause the Company to elect RIC status prior to January 2, 1998. In any event, the amount of any such "built-in gain" is likely to be fairly nominal as of the date of conversion.

        RIC Qualification Requirements. To qualify as a RIC, the Fund must distribute to its shareholders for each taxable year at least 90% of its investment company taxable income (consisting generally of net investment income and net short-term capital gain) ("Distribution Requirement") and must meet several additional requirements. Among the requirements are the following: (a) the Fund must derive at least 90% of its gross income each taxable year from dividends, interest, payments with respect to loans of securities and gains from the sale or other disposition of securities or other income derived with respect to its business of investing in securities ("Income Requirement"); (b) the Fund must derive less than 30% of its gross income each taxable year from gains from the sale or other disposition of securities held for less than three months; (c) the Fund must diversify its assets so that, at the close of each quarter of the Fund's taxable year, (i) not more than 25% of the market value of its total assets is invested in the securities of a single issuer or in the securities of two or more issuers that the Fund controls and that are engaged in the same or similar trades or businesses or related trades or businesses and (ii) at least 50% of the market value of its total assets is represented by cash, cash items, government securities, securities of other RICs and other securities (with each investment in such other securities limited so that not more than 5% of the market value of the Fund's total assets is invested in the securities of a single issuer and the Fund does not own more than 10% of the outstanding voting securities of a single issuer) ("Diversification Requirement"); and (d) the Fund must file an election to be treated as a RIC. If, after initially qualifying as a RIC, the Fund fails to qualify for treatment as a RIC for a taxable year, it would be taxed as an ordinary corporation on its taxable income for that year and all distributions out of its earnings and profits would be taxable to shareholders as dividends (that is, ordinary income). In such a case, there may be substantial tax and other costs associated with re-qualifying as a RIC. Although there is substantial uncertainty on several relevant issues, if the Administration's proposal were enacted and in effect as of the date the Fund were to attempt to requalify as a RIC, the Fund could be subject to the tax consequences described in the immediately preceding paragraph if such legislation were to apply to a re-election of a previously disqualified RIC.

        The Fund would be subject to a nondeductible 4% excise tax ("Excise Tax") to the extent it fails to distribute by the end of any calendar year at least 98% of its ordinary income for such calendar year and 98% of its capital gain net income for the one-year period ending on October 31 of such calendar year, plus certain other amounts. For these purposes, any taxable income retained by the Fund, and on which it pays federal income tax, would be treated as having been distributed.

        The Fund currently intends to distribute in each year for which it qualifies as a RIC substantially all of its net investment income and capital gain net income so as to not be subject to federal income or excise taxes.

        Effect of Certain Investments and Investment Practices. The Fund's venture lending and leasing activities will generally be unlike the typical activities engaged in by most investment companies that seek to qualify as RICs for federal income tax purposes. Certain aspects of these activities may at times make it more difficult for the Fund to satisfy the requirements for qualifying as a RIC than is true for other investment companies.

        For example, because the timing of borrowings under the Fund's loan or lease commitments will be primarily controlled by the borrower or lessee, it is possible that, due to borrowings being made under some commitments at a faster pace than others, the Fund might experience difficulty in meeting the Diversification Requirement as of the close of a fiscal quarter. This difficulty might be exacerbated during the early period of the Fund's existence, when the Fund will own venture loans or leases to, and have outstanding financing commitments with respect to, fewer borrowers or lessees than will be the case for later periods. If the Fund does not meet the Diversification Requirement as of the close of any fiscal quarter by reason of a discrepancy existing immediately after the acquisition of any security or other property which is wholly or partly the result of such acquisition during such quarter, it generally will not lose its status as a RIC for such quarter if such discrepancy is eliminated within 30 days after the close of such quarter and in such cases it shall be considered to have met such requirements at the close of such quarter. There can be no assurance, however, that the Fund will be able to eliminate a discrepancy within the 30 day period.

        The Fund's ability to enter into venture leasing transactions will be limited by the Fund's intention to qualify as a RIC because, depending on the terms of the leases, they may fail to qualify as assets either satisfying the Diversification Requirement or producing income that would satisfy the Income Requirement. Given the complexity of this area and the factual nature of the determination, the Fund can offer no assurance or guarantee as to how each venture lease will be characterized.

        To the extent that the terms of venture loans provide for the receipt by the Fund of additional interest at the end of the loan term or the terms of venture leases provide for the receipt by the Fund of a purchase price for the asset at the end of the lease term ("residual income"), the Fund would be required to accrue such residual income over the life of the loan or lease, and to include such accrued income in its gross income for each taxable year even if it receives no portion of such residual income in that year. Thus, in order to meet the Distribution Requirement and avoid payment of income taxes or the Excise Tax on undistributed income, the Fund may be required in a particular year to distribute as a dividend an amount in excess of the total amount of income it actually receives. Those distributions will be made from the Fund's cash assets, from amounts received through amortization of loans or leases or from borrowed funds.

TAXATION OF THE FUND'S SHAREHOLDERS IF THE FUND QUALIFIES AS A RIC

        General. Dividends paid to shareholders that are attributable to the Fund's net investment income will be taxable to shareholders as ordinary income. Capital gain distributions are taxable as long-term capital gains regardless of how long the shareholder has held the Shares. It is not anticipated that a significant portion of the Fund's dividends will qualify for the dividends-received deduction for corporations.

        Distributions are generally taxable to shareholders at the time the distribution is received. However, any distribution declared by the Fund in October, November or December, made payable to shareholders of record in such a month and paid the following January, is deemed to have been paid by the Fund and received by shareholders on December 31 of the year declared. This will prevent the application of the Excise Tax, discussed above, to the Fund as a result of the delay in the payment of the dividends.

        If, for any calendar year, the Fund's total distributions exceed its net investment income and net capital gains, the excess will generally be considered a tax-free return of capital to a shareholder to the extent of the shareholder's adjusted basis in its shares and then as capital gain. The amount treated as tax-free return of capital will reduce the adjusted basis of a shareholder's Shares, thereby increasing the potential gain or reducing the potential loss on the sale of the Shares.

        In general, upon the sale or other disposition of Shares, the selling shareholder will recognize a gain or loss equal to the difference between the amount realized on the sale and the seller's adjusted basis in the Shares. Any loss realized will be disallowed to the extent the seller has acquired (or entered into a contract to acquire) substantially identical Shares within a period beginning 30 days before the disposition of Shares and ending 30 days after the disposition. In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Gain or loss realized upon a sale of Shares generally will be treated as a capital gain or loss. The gain or loss will be a long-term capital gain or loss if the Shares were held for more than one year. In addition, if the Shares sold were not held for more than six months, any loss on the sale will be treated as long-term capital loss to the extent of any capital gain dividend received by the shareholder with respect to such Shares.

        The Fund is required to withhold 31% of reportable payments (which may include dividends and capital gain distributions) to individuals and certain other noncorporate shareholders who do not provide the Fund with a correct taxpayer identification number or who otherwise are subject to backup withholding. The certification of a shareholder's taxpayer identification number will be included in the Subscription Agreement to be provided with the Private Offering Memorandum.

        Federal withholding taxes at a rate of 30% (or a lesser treaty rate) may apply to distributions to shareholders who are nonresident aliens or foreign partnerships, trust or corporations. The rules governing United States federal income taxation of foreign shareholders are complex, and prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in Shares, including any reporting requirements.

        Individuals and certain other shareholders will be required to include in their gross income an amount of certain Fund expenses relating to the production of gross income that are allocable to the shareholder. These shareholders, therefore, will therefore be deemed to receive gross income from the Fund in excess of the distributions they actually receive. Such allocated expenses may be deductible by an individual shareholder as a miscellaneous itemized deduction, subject to the limitation on miscellaneous itemized deductions not exceeding 2% of adjusted gross income.

        The Fund will notify shareholders following the end of each calendar year of the amounts of dividends and capital gain distributions paid or deemed paid during the year.

        Tax-Exempt Investors. Qualified plans, Individual Retirement Accounts and investors exempt from taxation under the internal Revenue Code Section 501(c)(3) (collectively, "Tax-Exempt Entities") are generally exempt from taxation except to the extent that they have unrelated business taxable income ("UBTI") (determined in accordance with Internal Revenue Code Sections 511-514). If the Fund qualifies as a RIC, it is likely that distributions to a Tax-Exempt Entity shareholder that are treated as dividends will not be considered UBTI and will therefore be exempt from federal income tax even if the Fund borrows to acquire its investment assets. Under Section 512(b) of the Internal Revenue Code, UBTI does not include dividends received by a Tax-Exempt Entity. As a general rule, the income tax provisions relating to corporation apply to RICs, unless Subchapter M of the Internal Revenue Code provides otherwise, and thus Section 512(b) should apply to exclude from UBTI dividends paid by a RIC to a Tax-Exempt Entity. This conclusion is also supported by Revenue Ruling 66-106, which applies Section 512(b) to exclude from UBTI dividends paid to the tax-exempt shareholders of a real estate investment trust ("REIT"), a conduit entity that invests in real estate and is substantially similar to a RIC for tax purposes, on the same theory. However, if a Tax-Exempt Entity borrows money to purchase its Shares, a portion of its income from the Fund will constitute UBTI pursuant to the "debt-financed property: rules.

        Social clubs, voluntary employee benefit associates, supplemental unemployment benefit trusts, and qualified group legal service organizations that are exempt from taxation under Internal Revenue Code Sections 501(c)(7),
(9), (17) and (20), respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from the Fund as UBTI. Dividends distributions by the Fund to a charitable organization that is a private foundation should constitute investment income for purposes of the excise tax on net investment income of private foundations imposed by Section 4940 of the Internal Revenue Code.

Risk Factors

GENERAL

        No Operating History; Reliance on Management. The Fund is newly organized and has not yet entered into any financing transactions or identified any specific transactions it will finance. The Fund could require substantial time to become fully invested. Pending investment, all cash that the Fund has received pursuant to capital calls will be committed to short-term, high grade investments that present relatively low investment risk but provide a correspondingly lower return.

        The Fund will be wholly dependent for the selection, structuring, closing and monitoring of its investments on the diligence and skill of its Manager, acting under the supervision of the Fund's board of directors. Although the principals of Westech Advisors have over 25 years' of combined experience in investing in venture lending and leasing transactions, there can be no assurance that the Fund will attain its investment objective. Ronald W. Swenson and Salvador O. Gutierrez, the senior officers of Westech Advisors, will have primary responsibility for the selection of the companies in which the Fund will invest, the negotiation of the terms of such investments and the monitoring of such investments after they are made. Although Messrs. Swenson and Gutierrez intend to devote such time as is necessary to the affairs of the Fund, they are not required to devote full time to the management of the Fund. Furthermore, there can be no assurance that either officer will remain associated with Westech Advisors or that, if either officer ceased to be associated with Westech Advisors, Westech Advisors would be able to find a qualified person or persons to fill their positions.

        Illiquid Investment. The Shares will not be registered under the Securities Laws and are subject to substantial restrictions on transfer. There will be no trading market for the Shares, and shareholders are likely to be required to hold their Shares until the final liquidation of the Fund. An investment in the Fund is therefore illiquid and should be considered only by investors financially able to maintain their investment for the long term.

        Subscription Terms; Risk of Forced Sale of Shares. Under the terms of the Subscription Agreements and to the extent permitted by law, the Fund will have the following remedies if a subscriber defaults in its payment obligations under the Subscription Agreement: (i) cancellation of the balance of the subscriber's Share subscription, (ii) assignment of the balance of the subscriber's Share subscription and/or (iii) repurchase of the Shares by the Fund at a price equal to the lesser of (a) the price paid for the Shares by the subscriber or (b) 60% of the Shares' then current net asset value (the "Discounted Share Price"). Notably, the Fund would have the right to repurchase such Shares from a subsequent transferee of the Shares at the Discounted Share Price. Consequently, subscribers may experience difficulty in finding a purchaser for the Shares, and any purchase price paid therefor would likely be at a substantial discount to the Shares' fair market value. Therefore, a subscriber is subject to the risk that if it cannot fund its subscription obligation, its Shares may be repurchased by the Fund at a substantial discount to their value. In addition, even if a subscriber's shares were not repurchased by the Fund, such subscriber would lose its percentage of ownership and the rights related thereto if the subscriber is unable to make subsequent purchases as required by subsequent capital calls of the Fund.

        Long-Term Investment. After the fourth anniversary following the first closing of this offering, the Fund will cease to make new investments in venture loans or leases (except pursuant to commitments made before such fourth anniversary) and will distribute to investors the proceeds of repayment, prepayment or sale of its investments, net of any principal repayments on borrowings, expenses or other obligations of the Fund, amounts paid on exercise of warrants and certain other amounts. The Fund's Articles of Incorporation provide that, on December 31, 2005, the Fund automatically will be dissolved without any action by shareholders. From and after such dissolution, the Fund's activities will be limited to the winding-up of its affairs, the liquidation of its remaining assets and the distribution of the net proceeds thereof to shareholders. Although the Fund generally would not invest in any loan or lease with a maturity date later than December 31, 2005, it is possible that, due to a default by a borrower or lessee or a transaction restructuring due to a borrower's or lessee's financial difficulties, the Fund will not fully realize on a loan or lease by the original maturity date. Furthermore, the Fund may not be able to sell warrants it receives from borrowers or lessees, or the equity securities it receives upon exercise of such warrants, for a significant period of time due to legal or contractual restrictions on resale or the absence of a liquid secondary market. As a result, the liquidation process might not be completed for a significant period after the Fund's dissolution. In addition, it is possible that, if certain of the Fund's assets are not liquidated within a reasonable time after the Fund's dissolution, the Fund may elect to make a distribution in kind of all or part of such assets to shareholders. In such case, shareholders would bear any expenses attendant to the liquidation of such assets.

        Competition. Other entities and individuals compete for investments similar to those proposed to be made by the Fund, some of whom may have greater resources than the Fund. Furthermore, the Fund's need to comply with provisions of the 1940 Act pertaining to BDCs and, if the Fund qualifies as a RIC, provisions of the Internal Revenue Code pertaining to RICs might restrict the Fund's flexibility as compared with its competitors. The need to compete for investment opportunities may make it necessary for the Fund to offer borrowers or lessees more attractive transaction terms than otherwise might be the case.

        Leverage. The Fund's ability to borrow money to make additional loans or leases creates leverage. While leverage can enhance the return on invested capital, if the return on the investments purchased with borrowed funds fails to cover the fixed cost of the borrowings, or if the return is negative, the value of the Fund's net assets will decline more rapidly than would be the case in the absence of leverage. For this reason, leverage is considered a speculative investment technique. The Fund will pledge portfolio assets as collateral for borrowings. If the Fund is unable to service its borrowings, because of the failure of the obligors on the Fund's loans or leases to make debt service or lease payments, or due to other factors, the Fund may risk the loss of the pledged assets. In addition, if the interest rates on floating or variable rate borrowings increase at a time that the Fund holds fixed rate loans or leases, or holds variable rate loans or leases whose interest rates do not increase as much as the rate on Fund's borrowings, the Fund's income and yield will be adversely affected. If the income from assets purchased with borrowed funds fails to cover the cost of the borrowing, the Fund would be in a better position had it not borrowed at all. To minimize risks associated with lending money at fixed rates, the Fund may enter into interest rate hedging transactions with respect to all or any portion of the Fund's investments. There can be no assurance that such interest rate hedging transactions will be available on terms acceptable to the Fund. In addition, entering into interest rate hedging transactions raises costs to the Fund.

        Conversely, the ability of the Fund to attain its investment objective depends in part on its ability to borrow money on favorable terms, and there can be no assurance that the Fund will be able to do so. Lenders may require that the Fund agree to loan covenants that could restrict its flexibility in the future. In order to repay its indebtedness in a timely fashion, the Fund may be required to dispose or seek prepayment of assets at a time it would otherwise not do so. Under the 1940 Act, if the Fund borrows money, provision must be made to prohibit the declaration of any dividend or other distribution on the Shares (other than a dividend payable in Shares), or the repurchase by the Fund of Shares, if after payment of such dividend or repurchase of Shares the value of the Fund's total assets, less all liabilities not represented by
(i) the borrowings and (ii) any other liabilities constituting "senior securities" under the 1940 Act, is less than 200% of the aggregate amount of such borrowings and senior securities. If the Fund is unable to pay dividends or distributions in the amounts required under the Internal Revenue Code, it might not be able to qualify as a RIC or, if qualified, to continue to so qualify.

        Regulation. The Fund has elected to be treated as a BDC under the Small Business Incentive Act of 1980, which modified the 1940 Act. Although the 1980 Provisions exempt BDCs from registration under the 1940 Act and relieve such companies from compliance with many provisions of the 1940 Act, the 1980 Provisions impose on BDCs greater restrictions in some respects on permitted types of investments. Moreover, the applicable provisions of the 1940 Act continue to impose numerous restrictions on the activities of the Fund, including restrictions on leverage and on the nature of its investments. While the Fund is not aware of any judicial rulings under, and is aware of only a few administrative interpretations of, the 1980 Provisions, there can be no assurance that the 1980 Provisions will be interpreted or administratively implemented in a manner consistent with the Fund's objectives or manner of operation.

        Litigation. The Fund could be subject to litigation by borrowers or lessees, based on theories of "lender liability" or otherwise, in connection with the exercise of its rights as secured lender or lessor. The defense of such a lawsuit, even if ultimately determined to be without merit, could be costly and time-consuming.

        Tax Status. The Fund must meet a number of requirements, described under "Federal Income Taxation", to qualify as a RIC and, if qualified, to continue to so qualify. For example, the Fund must meet specified asset diversification standards under the Internal Revenue Code which might be difficult to meet if the borrowers or lessees under some loans or leases drew down their committed financing at a faster rate than other borrowers or lessees, particularly during the early periods of the Fund's operations. If the Fund experiences difficulty in meeting the diversification requirement for any fiscal quarter, it might accelerate capital calls or borrowings in order to increase the portion of the Fund's total assets represented by cash, cash items and U.S. government securities as of the close of the following fiscal quarter and thus attempt to meet the diversification requirement. However, the Fund would incur additional interest and other expenses in connection with any such accelerated borrowings, and increased investments by the Fund in cash, cash items and U.S. government securities (whether the funds to make such investments are derived from called equity capital or from accelerated borrowings) are likely to reduce the Fund's return to investors. Furthermore, there can be no assurance that the Fund would be able to meet the diversification requirements through such actions. Failure to qualify as a RIC would deny the Fund pass-through status and, in a year in which the Fund has taxable income, would have a significant adverse effect on the return to investors.

        When the Fund elects to convert its status from that of an ordinary, or C, corporation to that of a RIC, it must choose to either (i) pay tax whenever an asset is sold during the ten years following the conversion on, at most, the amount of gain which would have been realized had the property been sold on the conversion date, or (ii) treat the entire amount of "built-in gain" as income at the time of conversion. Part of the Clinton Administration's current budget would eliminate the choice in (i) above and, therefore, force recognition of any "built-in gain" at the time of conversion to RIC status. As noted in the discussion under "Federal Income Taxation", it is unlikely the amount of any such gain will be realized at the time the Fund intends to elect RIC status. There is substantial uncertainty, however, as to how this proposal might affect, if at all, a corporation which had previously been qualified as a RIC, lost such qualification and then sought to re-qualify. It is possible that such a corporation would have to recognize the entire amount of "built-in gain" when it re-elects RIC status, even gain which accrued during prior periods of RIC status.

        Allocation of Expenses. If the Fund qualifies as a RIC, individuals and certain other shareholders will be required to include in their gross income an amount of certain Fund expenses relating to the production of gross income that are allocable to the shareholder. These shareholders will therefore be deemed to receive gross income from the Fund in excess of the distributions they actually receive. Such allocated expenses may be deductible by an individual shareholder as a miscellaneous itemized deduction, subject to the limitation on miscellaneous itemized deductions not exceeding 2% of adjusted gross income.

INVESTMENT RISKS

        Credit Risks. The companies with which the Fund will enter into financing transactions in most cases will not at that time have achieved profitability, may experience substantial fluctuations in their operating results or, in some cases, will not have significant operating revenues. The ability of these companies to meet their obligations to the Fund will therefore depend to a significant extent on the willingness of a borrower's or lessee's equity venture capital investors to provide additional equity financing, which in turn will depend on the borrower's or lessee's success in meeting its business plan, the market climate for venture capital investments generally and many other factors. The companies for which the Fund will provide financing will frequently be engaged in the development of new products or technologies, and the success of these efforts, or the ability of the companies to successfully manufacture or market products or technologies developed, cannot be assured. These companies frequently face intense competition, including competition from companies with greater resources, and may face risks of product or technological obsolescence or rapidly changing regulatory environments which could adversely affect their prospects. The success of such companies often depend on the management talents and efforts of one person or small group of persons whose death, disability or resignation would adversely affect their businesses.

        Remedies Upon Default. In the event of a default on a loan or lease, the Fund's available remedies would include legal action against the borrower or lessee and foreclosure or repossession of collateral given by the borrower or lessee, including the equipment or other assets being financed. The Fund could experience significant delays in exercising its rights as a secured lender or lessor and might incur substantial costs in taking possession of the underlying assets and taking other steps to protect its investment. Furthermore, the requirements under the laws of the various states for creating and perfecting a security interest in the assets underlying a loan or lease are technical and complex, and even minor deviations from the required procedures could impair the Fund's security interest in the underlying assets. Venture Lending & Leasing, Inc. ("VLLI") is a BDC organized by Westech Advisors and Sigular Guff Advisers, LLC, and engaged in the same business as the Fund. The Fund and VLLI will enter into intercreditor agreements which could limit the Fund's flexibility in pursuing its remedies as a secured creditor, and reduce the proceeds realized from foreclosing or taking possession of the collateral. Under the intercreditor agreements, the Fund would agree that its security interest would be treated in parity with the security interest of VLLI, regardless of which security interest would have priority under applicable law.

        The Fund will utilize certain of its funds in investments that involve the financing of equipment assets. Equipment assets are often subject to rapid depreciation or obsolescence such that there can be no assurance that the value of the assets underlying a loan or lease to finance such assets will not depreciate during the term of the transaction below the amount of the borrower's or lessee's obligations. In addition, although borrowers or lessees will be required under the transaction documents to provide customary insurance for the assets underlying a loan or lease, and will be prohibited from disposing of the assets without the Fund's consent, compliance with these covenants cannot be assured and, in the event of non-compliance, the assets could become unavailable to the Fund due to destruction, theft, sale or other circumstances. The Fund's ability to obtain payment beyond the assets underlying the loan or lease from the borrower or lessee might be limited by bankruptcy or similar laws affecting creditors' rights. Therefore, there can be no assurance that the Fund would ultimately collect the full amount owed on a defaulted loan or lease.

        Speculative Nature of Warrants. The value of the warrants that the Fund generally will receive in connection with its portfolio investments is dependent on the value of the equity securities for which the warrants can be exercised. The value of such securities is dependent primarily on the success of the company's business strategy and the growth of its earnings, but also depends on general economic and equity market conditions. The prospects for achieving consistent profitability in the case of many companies in which the Fund will invest are speculative. The warrants and equity securities for which the warrants can be exercised generally will be restricted securities that cannot readily be sold for some period of time. If the value of the equity securities underlying a warrant does not increase above the exercise price during the life of the warrant, the Fund would permit the warrant to expire unexercised and the warrant would then have no value.

        Illiquidity of Investments. The Fund anticipates that substantially all of its portfolio investments (other than short-term investments) will consist of securities that at the time of acquisition are subject to restrictions on sale and for which no ready market will exist. Restricted securities cannot be sold publicly without prior agreement with the issuer to register the securities under the 1933 Act, or by selling such securities under Rule 144 or other provisions of the 1933 Act which permit only limited sales under specified conditions. Venture loans and leases are privately negotiated transactions, and there is no established trading market in which such loans or leases can be sold. In the case of warrants or equity securities, the Fund generally will realize the value of such securities only if the issuer is able to make an initial public offering of its shares, or enters into a business combination with another company which purchases the Fund's warrants or equity securities or exchanges them for publicly-traded securities of the acquiror. The feasibility of such transactions depends upon the borrower's or lessee's financial results as well as general economic and equity market conditions. Furthermore, even if the restricted warrants or equity securities owned become publicly-traded, the Fund's ability to sell such securities may be limited by the lack of or limited nature of a trading market for such securities. When restricted securities are sold to the public, the Fund, under certain circumstances, may be deemed an "underwriter" or a controlling person with respect thereto for the purposes of the 1933 Act, and be subject to liabilities as such under that Act.

        Because of the illiquidity of the Fund's investments, a substantial portion of the Fund's assets will be carried at fair value as determined by the board of directors. This value will not necessarily reflect the value of the assets which may be realized upon a sale.

        Non-Diversified Status. The Fund will be classified as a "non-diversified" investment company under the 1940 Act. At such time as the Fund meets certain asset diversification requirements, the Fund intends to qualify as a RIC under the Internal Revenue Code and will thereafter seek to meet the diversification standards thereunder. Nevertheless, the Fund's assets may be subject to a greater risk of loss than if its investments were more widely diversified.

CONFLICTS OF INTEREST

        Transactions by Other Clients. The Fund's board of directors has determined that so long as VLLI has capital available to invest in loan or lease transactions with final maturities earlier than December 31, 2002 (the date on which VLLI will be dissolved), the Fund will invest in each portfolio company that VLLI invests in ("Investments"). The amount of each Investment will be allocated between the Fund and VLLI in accordance with the "Committed Equity Capital" of the Fund and VLLI so long as VLLI has capital available to invest. The Committed Equity Capital of VLLI is $46,700,000. If this offering is fully subscribed, the Committed Equity Capital of the Fund will be $100,000,000. If the minimum amount is raised, the Committed Equity Capital of the Fund will be $50,00,000. Therefore, if the offering is fully subscribed, each Investment will be allocated approximately two-thirds to the Fund and one-third to VLLI. If the minimum amount is raised, Investments will be allocated approximately one-half to the Fund and one-half to VLLI. In any case, VLLI can only invest to the extent that it has capital available for investment; after VLLI no longer has capital available for investment, VLLI will no longer invest in transactions in which the Fund invests. As of May 19, 1997, VLLI has approximately $9,340,000 of capital committed to VLLI which has not yet been called from its shareholders but must be called if at all, by July 5, 1998. This means that the funds with which VLLI has available to invest with the Fund consist of (a) $9,340,000 plus (b) amounts which VLLI borrows by leveraging its available capital funds plus (c) any proceeds from principal payments received on loans and leases, plus the proceeds from the sale of securities in an amount equal to the cost basis of securities sold. After
June 30, 1998, VLLI will no longer be permitted to enter into new commitments to borrowers or lessees; however, VLLI will be permitted to fund existing commitments from the sources described above. While investing the Fund's capital in the same companies in which VLLI is also investing could provide the Fund with greater diversification and access to larger transactions, it could also result in a slower pace of investment than would be the case if the Fund were investing in companies by itself.

        Although VLLI and the Fund intend to invest in the same Companies in the respective propor tions described above, the Fund may, at any time, with the approval of its board of directors, (i) discontinue investing with VLLI with respect to any or all future investments or (ii) choose to invest in different proportions with VLLI than described above. In addition, the Fund has no control over VLLI, and VLLI, which is not required to invest with the Fund in any particular proportion or at all, may choose to discontinue investing with the Fund or to invest in different proportions than described in this paragraph. In the event that VLLI and the Fund invest in other than the pro rata manner described above (which can occur only with board approval of each), the Manager may have a conflict of interest in determining which of VLLI and the Fund will invest in a particular company and, if both, in what proportions. The Fund may also engage in loan or lease transactions with companies that are preexisting borrowers or lessees from VLLI.

        To the extent that portfolios of clients, other than VLLI, that are advised by the Manager (but in which the Manager has no proprietary interest) invest in opportunities available to the Fund, the Manager will allocate such opportunities among the Fund and such other clients in a manner deemed fair and equitable considering all of the circumstances in accordance with procedures approved by the Fund's board of directors (including a majority of the disinterested directors).

        Intercreditor Agreements. In transactions in which both the Fund and VLLI invest pro rata, it is expected that the Fund and VLLI will enter into an intercreditor agreements pursuant to which the Fund and VLLI will cooperate in pursuing their remedies following a default by one of the borrowers or lessees. Under the intercreditor agreements, each party would agree that its security interest would be treated in parity with the security interest of the other party, regardless of which security interest would have priority under applicable law. The proceeds realized from the sale of any collateral or the exercise of any other creditor's rights will be allocated between the Fund and VLLI pro rata in accordance with their respective investments. As a result of such intercreditor agreements, the Fund would have less flexibility in pursuing its remedies following a default than it would have had there been no intercreditor agreement, and the Fund may realize fewer proceeds. In addition, because the Fund and VLLI invest at the same time in the same borrower or lessee, such borrower or lessee would be required to service two loans rather than one. Any additional administrative costs or burdens resulting therefrom may make the Fund a less attractive lender, and may make it more difficult for the Fund to acquire such loans or leases.

        Incentive Compensation. The compensation payable to Westech Advisors and the Adviser to the Manager will be based in part upon a percentage of the Fund's distributions to shareholders after shareholders have received aggregate distributions in a specified amount. Westech Advisors and the Adviser to the Manager believe this compensation structure might benefit the Fund by creating a greater identity of economic interest between the Fund and the Manager and the Adviser to the Manager. However, the incentive compensation structure might also create an incentive for the Westech Advisors and the Adviser to the Manager to make investments that are riskier or more speculative than would be the case in the absence of incentive compensation.

        Effect of Borrowings. After the first two years of the Fund's investment operations, the Management Fee will be based on the value of the Fund's total assets, including assets purchased with borrowed funds. Therefore, decisions by the Manager to cause the Fund to borrow additional funds will increase the quarterly fees payable to the Manager and the Adviser to the Manager. The Fund's overall borrowing limits, however, are set by the Fund's board of directors in light of its fiduciary duty to the shareholders.

        Indemnification and Exculpation. The Fund's Articles of Incorporation provide for indemnifica tion of directors, officers, employees and agents (including Westech Advisors and the Adviser to the Manager) of the Fund to the full extent permitted by Maryland law and the 1940 Act, including the advance of expenses and reasonable counsel fees. The Articles of Incorporation also contain a provision eliminating personal liability of a Fund director or officer to the Fund or its shareholders for monetary damages for certain breaches of their duty of care.

        Selection of Disinterested Directors. Westech Advisors intends that, prior to the closing of this offering, a majority of the Fund's directors will be disinterested directors. Although the continued tenure of all directors will be subject to annual election by shareholders, the initial selection of directors, including the disinterested directors, is made by the Manager.

Employees.

        The fund expects to have no employees and will rely on the Manager and its officers (all of whom are employed and paid by the Manager) to administer its affairs, subject to the supervision of the Fund's Board of Directors.

(d)  Financial Information About Foreign and Domestic Operations and Export
Sales

        The Fund has not commenced business and has no revenues or assets.

ITEM 2.  FINANCIAL INFORMATION

        The Fund has not commenced business and has no revenues or assets.

ITEM 3.  PROPERTIES

        The Fund has not commenced business and has no assets. It is anticipated that the Fund's principal assets following commencement of operations will be securities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGERS

        The Fund has no Shares outstanding as of the date of this Private Offering Memorandum. It is anticipated that, prior to the first closing of this offering, Westech Advisors will purchase one Share at a price of $1,000 as the Fund's initial capital. Therefore, until immediately subsequent to the first capital call to purchase the Shares offered pursuant to this offering, Westech Advisors will be deemed to "control" the Fund.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS

        The directors and executive officers of the Fund are:

 NAME                                               AGE  POSITION
 Ronald W. Swenson*                                 52   Chairman, Chief Executive Officer and Director
 2010 North First Street, Suite 310
 San Jose, CA  95131

 Salvador O. Gutierrez*                             53   Chief Operating Officer, Chief Financial
 2010 North First Street, Suite 310                       Officer and Director
 San Jose, CA  95151

 George W. Siguler                                  50   Advisory Director
 630 Fifth Avenue, 16th Floor
 New York, NY  10111

 Michael G. McCaffery                               43   Advisory Director
 555 California Street, Suite 2600
 San Francisco, CA  94104

 Patricia A. Breshears                              62   Vice President and Secretary
 2010 North First Street, Suite 310
 San Jose, CA  95131


--------------------------------------
*  Interested person of the Fund within the meaning of the 1940 Act.


        The board of directors of the Fund anticipates electing three additional disinterested directors. The Fund's disinterested directors will each receive an annual fee from the Fund of $5,000. Such directors also will be reimbursed by the Fund for their expenses in attending meetings of the board of directors or any committee thereof and will receive a fee for attendance in person at any meeting at a per diem rate of $500. The Fund's interested directors and officers are employees of the Manager and receive no compensation from the Fund for their services as directors or officers, other than reimburse ment of their expenses in attending meetings. The Fund's advisory directors are employees of the Adviser to the Manager or the Placement Agent and receive no compensation from the Fund for their services as directors or officers, other than reimbursement of their expenses in attending meetings. The Fund's Placement Agent is Robertson, Stephens & Company LLC, a broker-dealer Registered under the Federal Securities laws ("Placement Agent").

        The business backgrounds of the Fund's directors and officers are as follows:

        RONALD W. SWENSON is Chairman, Chief Executive Officer, and Director of the Manager and his business background is set forth under "Management -- The Manager".

        SALVADOR O. GUTIERREZ is the Chief Operating Officer and Chief Financial Officer of the Manager and his business background is set forth under "Management -- The Manager".

        GEORGE W. SIGULER is Managing Director of the Adviser to the Manager and his business background is set forth under "Management -- Adviser to the Manager".

        MICHAEL G. MCCAFFERY is President and Chief Executive Officer of the Placement Agent, Robertson, Stephens & Company LLC. Mr. McCaffery previously served as Director of Investment Banking at Robertson, Stephens & Company LLC, where he had responsibility for Corporate Finance, Mergers & Acquisitions and Private Placements. Mr. McCaffery graduated from the Stanford Graduate School of Business with an M.B.A., concentrating on accounting and finance. He received an M.A. from Merton College, Oxford University, Oxford, England, where he attended as a Rhodes Scholar. He also received a B.A. from Princeton University, where he attended the Woodrow Wilson School of Public and International Affairs.

        PATRICIA A. BRESHEARS is Vice President of the Manager and administrator and corporate secretary of Western Technology. Before joining Western Technology in 1984, she was office manager for F.A. Hoyt, Ltd., a transportation equipment lessor, and from 1976-1980, she was a senior documentation specialist for Crocker Equipment Leasing, Inc.

THE MANAGER

        Westech Advisors, the Investment Manager, is a corporation organized by the principals of Western Technology for the purpose of serving as Investment Manager to VLLI and the Fund. Western Technology, an independent asset-based financing organization headquartered in San Jose, California, was founded in 1980 and has originated more than $200 million in asset-based financing for venture capital-backed companies. Messrs. Swenson and Gutierrez, the sole executive officers of Westech Advisors, each own 50% of its voting securities. Westech Advisors' principal business address is 2010 North First Street, Suite 310, San Jose, California 95131.

        Messrs. Swenson and Gutierrez will have primary responsibility for the Fund's investment program. The business backgrounds of Messrs. Swenson and Gutierrez are as follows:

        RONALD W. SWENSON is the Chief Executive Officer of Westech Advisors and President and a Director of Western Technology. Mr. Swenson was the founder of Western Technology in 1980. From 1978-1980, Mr. Swenson was Director of Marketing for Magnuson Computer Systems, with responsibility for product planning, sales support and developing financial leasing and service functions. Before that, he was a Business Manager for Control Data Corp., responsible for P&L, engineering and marketing for several major computer and peripheral product lines and, earlier, a Program Manager at Control Data for disk storage licensing with foreign companies.

        SALVADOR O. GUTIERREZ is the President and Chief Financial Officer of Westech Advisors and Senior Vice President-Chief Financial Officer and a Director of Western Technology. Before joining Western Technology in 1987, Mr. Gutierrez was head of corporate lending for Home Federal Bank of San Diego and, from 1982-1984, was a senior credit officer for Imperial Bank in Palo Alto. In both positions, Mr. Gutierrez dealt extensively with loans to young high-technology companies. Prior to joining Imperial Bank, Mr. Gutierrez was a corporate lending officer for Wells Fargo Bank, holding various senior lending positions over his ten-year tenure. At Wells Fargo, Mr. Gutierrez handled major leasing companies and many high-technology companies in the San Francisco Bay Area. Mr. Gutierrez also had marketing responsibility for Latin America for Wells Fargo Leasing.

ADVISER TO THE MANAGER

        Siguler Guff Advisers, LLC, the adviser to Westech Advisors, is an independent investment advisory firm that, together with its affiliates, manages or co-manages individual private equity accounts and three private equity funds, in addition to the Fund and VLLI, with total committed capital in excess of $400 million. Siguler Guff Advisers, LLC is a Delaware limited liability company whose voting securities are beneficially owned as follows:
45% by George W. Siguler, 45% by Drew J. Guff and 10% by Donald P. Spencer.
The principal business address of Siguler Guff Advisers, LLC is 630 Fifth Avenue, 16th Floor, Rockefeller Center, New York, New York 10111.

        Messrs. Siguler and Spencer will have primary responsibility for advising the Manager. The business backgrounds of Messrs. Siguler and Spencer are as follows:

        GEORGE W. SIGULER, a founder and Managing Director of Siguler Guff Advisers, LLC and its affiliates, was a Managing Director of Mitchell Hutchins Institutional Investors, Inc. ("Mitchell Hutchins") and head of its Private Equity Group from 1991 until late 1995. Mr. Siguler was Director and President of Associated Capital Advisers, Inc. (investment management firm) from 1990 through 1991 and was Vice Chairman and a director of Monarch Capital Corporation (financial services holding company) from 1984 through 1991. Mr. Siguler was head of Monarch's investment management subsidiary and oversaw the company's common stock and bond portfolios and established Monarch's private equity investment group. From 1983-1984, Mr. Siguler served in the Reagan Administration as Chief of Staff of the U.S. Department of Health and Human Services, with oversight responsibility for a $300 billion budget and 150,000 employees. He was a founding partner of the Harvard Management Company in the early 1970s and initiated and managed its private equity activity. Mr. Siguler is a director or senior officer of Business Mortgage Investors, Inc. (private real estate investment trust), Venture Lending & Leasing, Inc. (business development company), Endowment Advisers (private equity investment affiliate of The Common Fund) and Novacare, Inc.

        DONALD P. SPENCER, 42, a founder and Managing Director of Siguler Guff Advisers, LLC and its affiliates, was with Mitchell Hutchins and its parent corporation from 1989 until late 1995, ultimately serving as a Senior Vice President and portfolio manager in its Private Equity Group. He also serves as an officer of Business Mortgage Investors, Inc. and Venture Lending & Leasing, Inc. He previously was a First Vice President and Associate General Counsel for Mitchell Hutchins's parent corporation. From 1986-1989, Mr. Spencer was senior vice president and general counsel of Atalanta/Sosnoff Capital Corporation, an institutional money manager and, from 1980-1986, was an associate attorney at two major New York law firms specializing in representation of financial services companies.

ITEM 6.  EXECUTIVE COMPENSATION.

        The Fund will pay no compensation to its officers who are "interested persons" (as defined in the 1940 Act) of the Manager or the Advisor to the Manager or to its directors other than its disinterested directors. The Fund's disinterested directors will each receive an annual fee from the Fund of $5,000. Such directors also will be reimbursed by the Fund for their expenses in attending meetings of the Board of Directors or any committee thereof and will receive a fee for attendance in person at any meeting at a per diem rate of $500.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

(a)  Transactions With Management and Others

        The Manager of the Fund and the Adviser to the Manager also serve as Investment Manager and Fund Manager, respectively, to VLLI. The Fund will make investments through venture loans and leases in companies in which VLLI will also invest. Under the policies adopted by the Fund's board of directors, the Fund's investment and VLLI's investment in the same transaction will be made, pro rata in accordance with the Committed Equity Capital of the Fund and VLLI until such time as VLLI is no longer able to make such investments by reason of its term or available capital committed to VLLI. While investing the Fund's capital in the same companies in which VLLI is also investing could provide the Fund with greater diversification and access to larger transactions, it could also result in a slower pace of investment than would be the case if the Fund were investing in companies by itself.

        Although VLLI and the Fund intend to invest in the same companies in the respective proportions described above, the Fund may, at any time, with the approval of its board of directors, (i) discontinue investing with VLLI with respect to any or all future investments or (ii) choose to invest in different proportions with VLLI than described above. In addition, the Fund has no control over VLLI, and VLLI, which is not required to invest with the Fund in any particular proportion or at all, may choose to discontinue investing with the Fund or to invest in different proportions than described in this paragraph. In the event that VLLI and the Fund invest in other than the pro rata manner described above (which can occur only with board approval of each), the Manager may have a conflict of interest in determining which of VLLI and the Fund will invest in a particular company and, if both, in what proportions. The Fund also may engage in loan and lease transactions with companies that are pre-existing borrowers or lessees from VLLI.

        To the extent that portfolios of clients other than VLLI which are advised by the Manager (but in which the Manager has no proprietary interest) invest in opportunities available to the Fund, the Manager will allocate such opportunities among the Fund and such other clients in a manner deemed fair and equitable considering all of the circumstances in accordance with procedures approved by the Fund's board of directors (including a majority of the disinterested directors).

        Until the Fund has called and invested at least 75% of the total amounts subscribed for by investors, except as provided below, neither the Manager nor the Adviser to the Manager nor any

"Controlled Person" of either will, without the consent of the Fund, sponsor, distribute or act as investment adviser or manager to any pooled investment vehicle other than the Fund or VLLI or act as investment adviser or manager to any client if the investment program of such pooled investment vehicle or client includes the provision of asset-backed financing to venture capital-backed companies as a primary or major component. In the event that the Fund elects to irrevocably release investors from any uncalled portion of their subscription obligations as to new investments, the "total amount subscribed for by investors" shall be deemed reduced to reflect such release. The foregoing restriction shall not be deemed to prohibit the Manager, the Adviser to the Manager, or any Controlled Person of either from acting as investment adviser or manager with respect to any existing client of such party as of May 19, 1997; provided, however, that until the 75% investment threshold described above has occurred, such party shall not, without the consent of the Fund, accept from such existing clients any additional investment funds (other than amounts required for follow-on investments to existing investments) beyond the funds invested or committed by such existing clients as of May 19, 1997. A "Controlled Person" of the Manager or the Adviser to the Manager as used in this paragraph means any entity (i) 50% or more of whose voting securities are beneficially owned by the Manager or (ii) 50% or more of whose voting securities are controlled by any of the "Key Executives" of the Manager or the Adviser to the Manager. For purposes of this paragraph, the "Key Executives" of the Manager are Ronald W. Swenson and Salvador O. Gutierrez; the "Key Executive" of the Adviser to the Manager is George W. Siguler.

        The Fund is offering the Shares directly to institutional investors and the following individual investors (the "Direct Individual Investors"): (i) shareholders of VLLI and its affiliates, (ii) affiliates of the Manager and Adviser to the Manager, and (iii) such other individuals to which the Fund and the Placement Agent shall agree. The Fund's Placement Agent is offering the Shares to (i) individuals other than the Direct Institutional Investors and
(ii) such institutional investors to which the Fund and the Placement Agent agree. The Placement Agent is a broker-dealer registered under the 1934 Act and a member of the National Association of Securities Dealers, Inc. Each investor purchasing Shares through the Fund's Placement Agent shall pay to the Placement Agent, at the first capital call to each such investors, in addition to the purchase price, a brokerage fee equal to 2% of such investor's total capital commitment to the Fund (regardless of when or if such capital is called).

        The Placement Agent has entered into an Engagement Letter with the Fund pursuant to which it will act as placement agent. As compensation for its services to the Fund, the Placement Agent will receive from the Manager an amount calculated based on the Incentive Fee (defined under Item 7(d)). Specifically, the Placement Agent will be paid quarterly an amount equal to 10% of the Incentive Fee portion of the Management Fee which is attributable to subscriptions made by investors purchasing through the Placement Agent.
For example, if 20% of the subscriptions are made by investors purchasing through the Placement Agent, the Placement Agent would receive 10% of one-fifth of any Incentive Fee. In addition, the Placement Agent will be reimbursed by the Fund for its reasonable expenses incurred in placing the Shares.

(b)  Certain Business Transactions

        Certain of the current directors and officers of the Fund are officers of the Managers. Certain of the current directors are officers of the Adviser to the Manager. See "Transactions with Promoters" below for a description of the Fund's Management Agreement with the Managers ("Management Agreement").

(c)  Indebtedness of Management

        None.

(d)  Transactions With Promoters.

        Westech Advisors and Siguler Guff Advisers may be deemed promoters of the Fund. The Fund will enter into a Management Agreement with the Manager and the Adviser to the Manager, pursuant to which Westech Advisors will, with the advice of the Adviser to the Manager and subject to the investment policies and guidelines established by the board of directors, identify, evaluate, structure and close the investments to be made by the Fund, arrange debt financing for the Fund, provide portfolio management and servicing of loans or leases held in the Fund's portfolio, and administer the Fund's day-to-day affairs. Westech Advisors will have primary responsibility for origination and servicing of venture loans and leases; the Adviser to the Manager will advise Westech Advisors with respect to administrative matters for the Fund.

        The Fund will be required to pay all organizational and offering expenses (including accounting, legal, printing, clerical, filing and other expenses) incurred by the Fund; the Placement Agent; or either of Westech Advisors or the Adviser to the Manager or their affiliates on behalf of the Fund in connection with the organization of the Fund and this offering, estimated at $300,000. The

Fund will also pay all operating expenses except those specifically required to be borne by Westech Advisors or the Adviser to the Manager, including (i) brokerage and commission expense and other transaction costs incident to the acquisition and dispositions of investments and the creation and perfection of security interests with respect thereto, (ii) federal, state and local taxes and fees, including transfer taxes and filing fees, incurred by or levied upon the Fund, (iii) interest charges and other fees in connection with borrowings,
(iv) SEC fees and expenses and any fees and expenses of state securities regulatory authorities, (v) expenses of printing and distributing reports and notices to shareholders, (vi) costs of proxy solicitation, (vii) costs of meetings of shareholders and the board of directors, (viii) charges and expenses of the Fund's custodian, transfer and dividend disbursing agent, (ix) compensation and expenses of the Fund's disinterested directors, and expenses of all directors in attending board or shareholder meetings, (x) legal and auditing expense, including expenses incident to the documentation for, and consummation of, venture lending and leasing transactions and legal actions to enforce the Fund's rights under such loans and leases; (xi) costs of any certificates representing the Shares, (xii) costs of stationery and supplies,
(xiii) the costs of membership by the Fund in any trade organizations and (xiv) expenses associated with litigation and other extraordinary or non-recurring expenses.

        The operating expenses required to be borne by the Manager and the Adviser to the Manager are: (i) all costs and fees incident to the selection and investigation of prospective Fund investments, such as travel expenses and professional fees (but excluding legal and accounting fees and other costs incident to the documentation, closing or consummation of such transactions),
(ii) the cost of adequate office space for the Fund and all necessary office equipment and services, including telephone service, heat, utilities and similar items and (iii) the cost of providing the Fund with such corporate, administrative and clerical personnel (including officers and directors of the Fund who are interested persons of the Manager and the Adviser to the Manager and are acting in their respective capacities as officers and directors) as the Fund's board of directors reasonably deems necessary or advisable to perform the services required to be performed by the Manager and the Adviser to the Manager under the Management Agreement.

        As compensation for their services to the Fund, the Manager and the Adviser to the Manager, together, will receive a management fee ("Management Fee"), whether before or after dissolution of the Fund, computed and paid quarterly for the first two years following the first closing of this offering, at an annual rate of 2.5% of the amount of the Fund's Committed Equity Capital (regardless of when or if such committed capital is called) as of the last day of each such fiscal quarter; and computed and paid quarterly for each quarter thereafter, at an annual rate of 2.5% of the Fund's total assets (including amounts derived from borrowed funds) as of the last day of each such fiscal quarter. For purposes of calculating the Management Fee, any capital committed to the Fund at a closing subsequent to the first closing (regardless of when or if such committed capital is called) shall be deemed to have been committed as of the first closing. To illustrate, assuming the Fund has a first closing for $75 million on July 15, 1997, and a second closing for $25 million on November 15, 1997, then the $25 million committed on November 15, 1997 will be treated as if it had been committed on July 15, 1997 for purposes of calculating the Management Fee. Therefore, on November 15, 1997, for the $25 million committed at the second closing, the Fund would pay to the Manger $156,250 (i.e., 1/4 of 2.5% of $25 million) for the Management Fee attributable to the quarter ending October 15, 1997. On January 15, 1998, the Fund would pay to the Manager $625,000 (i.e., 1/4 of 2.5% of $100 million) for the Management Fee attributable to the quarter ending on such date.

        The Management Fee will be divided between Westech Advisors and the Adviser to the Manager in accordance with their agreement. Committed Equity Capital is the aggregate amount of subscription obligations for the purchase of the Fund's shares (including any amounts of such obligations that have been satisfied). These fees are higher than those of most investment companies, although they are comparable to those of many privately-offered funds investing in venture capital investments.

        In addition to the Management Fee, Westech Advisors and the Adviser to the Manager will together receive a monthly incentive fee (the "Incentive Fee") after shareholders have received a return of funds ("Payout") equal to the following: (a) cumulative dividends and distributions equal to 100% of all amounts paid, as of the date of calculation, by shareholders to the Fund (and not including any of the 2% placement fees paid to the Placement Agent by certain of the shareholders) for the purchase of Shares plus (b) a preferred return on all amounts paid, as of the date of calculation, equal to an 8% cumulative, non-compounded annual return on such amounts. After Payout has been achieved, all amounts available to be paid as dividends and distributions to shareholders in accordance with the Fund's distribution policies will be
distributed as follows (whether before or after dissolution of the Fund):   80%
as dividends to the Fund's shareholders, and 20% to the Manager and the Adviser to the Manager, together, as the Incentive Fee. Notwithstanding the foregoing, the Incentive Fee shall not accrue or be paid until the Fund is no longer permitted to make capital calls under the Subscription Agreements or irrevocably waives any right to do so. The Incentive Fee will be payable to the Manager and the Adviser to the Manager as promptly as practicable following the end of each month for which it is earned, and will be divided between Westech Advisors and the Adviser to the Manager in accordance with their agreement; provided, however, that 10% of that portion of the Incentive Fee that is attributable to subscriptions made by investors purchasing through the Placement Agent will be paid quarterly to the Placement Agent. Notwithstanding the foregoing, the Incentive Fee shall not accrue or be paid until the Fund is no longer permitted to make capital calls under the Subscription Agreements or irrevocably waives any right to do so.

        In addition, if the Management Agreement is terminated by the Fund for any reason prior to the dissolution of the Fund and the final distribution in liquidation of all the Fund's assets to shareholders, the Fund will pay Westech Advisors and the Adviser to the Manager, together, an annual fee ("Post-Termination Fee"), in addition to any Management Fee and Incentive Fee previously paid to or earned by the Manager and the Adviser to the Manager, calculated and paid with respect to the Attributable Assets of the Fund (as defined below in this paragraph), in a similar manner as the Incentive Fee is calculated and paid, as though the entire Fund consisted of the Attributable Assets as of the date of termination and disregarding any Capital Contributions subsequent to the date of termination. "Attributable Assets" are all securities or other assets held in the Fund's portfolio, including securities receivable, as of the time of termination of the Management Agreement, and any assets to which the Fund is or may become entitled under the terms of any securities or other assets held in the Fund's portfolio, including but not limited to warrants issuable under the terms of venture loans or leases, and securities issuable upon exercise of any warrants, but excluding cash and cash equivalents. The Post-Termination Fee will be paid only if, prior to the payment of any such Post-Termination Fee, the Fund receives an opinion of its counsel to the effect that payment of the Post-Termination Fee is permissible under the applicable provisions of the 1940 Act and the Investment Advisers Act of 1940, and applicable rules, regulations and interpretations of the SEC thereunder. If the Fund's counsel concludes that an exemptive order or no-action letter of the SEC is required to permit the Fund to pay the Post-Termination Fee or to provide such counsel with adequate assurances upon which the aforementioned opinion can be based, the Fund, upon the request of the Manager, will seek, together with the Manager, to obtain such an exemptive order or no-action letter. The Fund currently anticipates that a no-action letter or exemptive order will be required to enable the Fund's counsel to render the aforementioned opinion. The Post-Termination Fee will be payable as promptly as practicable following the end of any fiscal year for which it is earned.

        If the Manager or the Adviser to the Manager or certain of their affiliates receives any compensation from a company whose securities are held in the Fund's portfolio in connection with the provision to that company of significant managerial assistance, the compensation due to the Manager or the Adviser to the Manager hereunder shall be reduced by the amount of such fee. Such compensation could include directors' fees paid to officers of the Manager or the Adviser to the Manager for serving on the boards of directors of borrowers or lessees, or finder's or consulting fees paid to Westech Advisors or the Adviser to the Manager for the services such as locating acquisition candidates or additional or alternative sources of financing.

        Under the Management Agreement, the Manager and the Adviser to the Manager will not be liable for any error in judgment or mistake of law or for any loss suffered by the Fund in connection with the Management Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Managers in the performance of their duties or from reckless disregard of their duties and obligations under the Management Agreement. The Management Agreement will continue in effect for a period longer than two years from its date of execution only if such continuation is approved at least annually by the board of directors or a majority of the outstanding voting securities of the Fund, and by a majority of the directors who are not parties to the Management Agreement or interested persons of such parties. The Management Agreement is terminable by vote of the Fund's board of directors or by the holders of a majority of the outstanding voting securities of the Fund, at any time without penalty, on 60 days' written notice to the Manager. The Management Agreement may also be terminated by the Manager on 60 days' written notice to the Fund and will terminate automatically upon its assignment.

ITEM 8.  LEGAL PROCEEDINGS

        None.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)  Market Information

        The offer and sale of the Shares will not be registered under the 1933 Act on the ground that their issuance and sale is exempt from such registration requirements as not involving a public offering pursuant to Section 4(2) of the 1933 Act.

        Because the Shares will be acquired by investors in transactions "not involving a public offering", they will be "restricted securities" and may be required to be held indefinitely. Shares may not be sold, transferred, assigned, pledged or otherwise disposed of without registration under applicable securities laws or pursuant to an exemption from registration (in which case the shareholder will at the option of the Fund be required to provide the Fund with a legal opinion, in form and substance satisfactory to the Fund, that registration is not required). Accordingly, an investor must be willing to bear the economic risk of investment in the Shares until the Fund is liquidated. No sale, transfer, assignment, pledge or other disposition, whether voluntary or involuntary, of the Shares may be made except by registration of the transfer on the Fund's books. Each transferee will be required to execute an instrument agreeing to be bound by these restrictions and the other restrictions imposed on the Shares by the Subscription Agreement and to execute such other instruments or certifications as are reasonably required by the Fund or the Manager. A transfer of all or some of the Shares owned by a shareholder will not relieve the shareholder of any unfulfilled subscription obligation, unless the Fund expressly consents in writing to the assumption of the transferor's Subscription Agreement by the transferee or another party. The Fund may withhold consent to such an assumption at its absolute discretion.

(b)  Holders

        The Fund has no Shares outstanding as of the date of this Private Offering Memorandum. It is anticipated that, prior to the first closing of this offering, Westech Advisors will purchase one Share at a price of $1,000 as the Fund's initial capital. Therefore, until immediately subsequent to the first capital call to purchase the Shares offered pursuant to this offering, Westech Advisors will be deemed to "control" the Fund.

(c)  Dividends

        The Fund intends to distribute to shareholders substantially all of its net investment income and net realized capital gains, if any, as determined for income tax purposes. Applicable law, including provisions of the 1940 Act, may limit the amount of dividends and other distributions payable by the Fund. Income dividends will generally be paid quarterly to shareholders of record on the last day of each preceding calendar quarter end. Substantially all of the Fund's net capital gain (the excess of net long-term capital gain over net short-term capital loss) and net short-term capital gain, if any, will be distributed at least annually with the Fund's final quarterly dividend distribution for the year.

        Until the fourth anniversary following the first closing of this offering, the Manager will seek to reinvest the proceeds of matured, repaid or resold investments, net of required distributions to shareholders, principal payments on borrowings and expenses or other obligations of the Fund, in new loans or leases. Beginning on the fourth anniversary of the Fund's first closing, the Fund will also distribute to investors all proceeds received from principal payments and sales of investments, net of reserves and expenses, principal repayments on the Fund's borrowings, amounts required to fund financing commitments entered into before such fourth anniversary, and any amounts paid on exercise of warrants. Distributions of such amounts are likely to cause annual distributions to exceed the earnings and profits of the Fund available for distribution, in which case such excess will be considered a tax free return of capital to a shareholder to the extent of the shareholder's adjusted basis in his shares and then as capital gain.

ITEM 10.  RECENT SALES OF UNREGULATED SECURITIES

        See Item 9(b)

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        GENERAL. The holders of the Fund's outstanding shares will elect all the directors and are entitled to one vote per Share on all matters submitted to shareholder vote. All Shares will participate equally in dividends and distributions and in the proceeds of any liquidation. Shares have no preference, conversion, exchange or cumulative voting rights. The Fund has 200,000 Shares authorized.

        Annual meetings of shareholders will be held beginning in 1998 and special meetings may be called by the Chairman of the board of directors or President, a majority of the board of directors or shareholders holding at least 25% of the outstanding Shares entitled to be voted at a meeting. The Fund anticipates soliciting proxies from shareholders for each annual meeting. The Fund's Articles of Incorporation can be amended by the affirmative vote of at least a majority of the Fund's Shares outstanding and entitled to vote.

        The Fund does not currently intend to issue share certificates. The Fund, pursuant to its Bylaws, is authorized to issue share certificates upon the approval of the Fund's board of directors and may in the future decide to issue stock certificates to certain or all of the Fund's shareholders. The ownership of uncertificated Shares will be recorded on a stock ledger maintained by the Fund's transfer agent. Share ownership may only be transferred in compliance with the provisions set forth herein under "Transferability of Shares". The transfer agent for the Shares shall notify the proposed purchaser of the Shares that the Shares are subject to certain rights and restrictions including, without limitation, the Fund's right, to the extent permitted by law, to repurchase the Shares at a price equal to the lesser of: (i) 60% of the Shares' then current net asset value or (ii) the price at which the original subscriber purchased the Shares if the original owner of such Shares should default upon its obligation to make future required capital contributions. At the time of issue or registration of transfer of any uncertificated Shares, the Fund or its transfer agent will deliver to the person designated by the registered holder of such Shares an account statement specifying the number and class of Shares being issued or transferred and certain other information. Share certificates, if any, will bear legends reflecting restrictions on their transferability, the existence of issuer's repurchase rights, and certain other matters.

        The Fund's Articles of Incorporation provide that each holder of Shares will be required, upon demand, to disclose to the Fund such information with respect to direct or indirect holdings of Shares as is deemed necessary to comply with provisions of the Internal Revenue Code applicable to the Fund, to comply with requirements of any other appropriate taxing authority, or to comply with the provisions of the 1940 Act or ERISA.


        CLOSING AND CAPITAL CALLS. The Fund will accept subscription agreements, and such agreements shall become binding, at one or more closings during the Offering Period. The first closing will take place on or before July 15, 1997, but only if the Fund has received subscriptions for an aggregate amount of $50 million. The Manager, however, may extend the date through December 31, 1997. Subsequent closings shall occur if at all no later than nine months following the first closing of this Offering. The Fund will issue Shares from time to time at capital calls which will be made at such times as it needs capital to fund investment commitments. In the event that the Fund does not receive subscriptions for $50 million, no subscriptions will be accepted. At the first capital call, Shares will be issued at a price of $1,000 per Share.

        If the Fund accepts subscriptions from new investors at a closing subsequent to the first closing, it will issue a capital call for those new subscribers to purchase Shares with a subscription price equal to the same percentage of their total subscription obligations as has previously been satisfied by subscribers who participated in previous closings. As a result, subsequent Subscribers will have invested the same percentage of their total capital commitment as previous Subscribers. Shares will be issued at subsequent capital calls at the greater of the Fund's then current net asset value per Share and $1,000 per Share. Management anticipates that the Fund's net asset value per Share at subsequent closings will be less than $1,000 per Share. During the Offering Period, the Fund will be charged a Management Fee immediately following each closing at which subscriptions from new investors are accepted such that the Management Fee will equal the fee which would have been payable if the additional capital commitments had been subscribed for at the first closing.

        The Fund will give investors whose subscriptions have been received and accepted at least 15 days' written notice of each capital call. Shares purchased pursuant to subsequent capital calls will be issued at the greater of
(i) $1,000 or (ii) the Fund's then current net asset value per Share, which may be more or less than the purchase price of Shares purchased pursuant to previous capital calls. The Fund will seek to require payment by investors pursuant to each capital call of only that portion of the dollar amount subscribed for that the Fund expects will be needed for commitments or investments in venture loans and leases within a reasonable time after such capital call. The amount and timing of capital calls may be affected by the diversification requirements under the Internal Revenue Code for qualification as a RIC. To the extent that all capital has not been called by the fourth anniversary following the first closing of this offering, the Fund will not be entitled to make further capital calls, and any remaining subscriptions will lapse as to the uncalled portion of capital.

        Following the first closing at which a subscriber purchases Shares, the Fund or its transfer agent will provide the Subscriber a countersigned copy of the subscriber's Subscription Agreement and an account statement indicating that Shares have been credited to the subscriber's account. Similar account statements will be issued after each capital call. shareholders will have dividend and voting rights only with respect to Shares that have been purchased at any given time.

        To purchase Shares, a prospective qualified investor must deliver to the Fund two completed, executed copies of the Subscription Agreement, such agreement and the signature page to be in the form provided with the Private Offering Memorandum. Upon receipt of a capital call notice, the prospective investor must also pay by check or wire transfer to an account designated by the Fund, before the due date specified by the Fund, the payment for the initial number of Shares required to be purchased under the Subscription Agreement. The Fund may in its discretion require any prospective investor to complete an investor questionnaire in form acceptable to the Fund before accepting such prospective investor's subscription.

        Subscriptions may be made only by executing and delivering a Subscription Agreement in the form specified by the Fund. The rights and obligations under the Subscription Agreements may not be transferred or assigned by a subscriber without the consent of the Fund.

        Interest will be charged on amounts due under the Subscription Agreement and received by the Fund later than fourteen business days after the date the payment is due, calculated at a daily rate equal on an annualized basis to four percentage points over the highest rate of interest reported from time to time as a "prime rate" by The Wall Street Journal (but not in excess of the maximum rate of interest permitted by law). If a default in a payment under the Subscription Agreement (including interest charges) remains uncured for 30 days following a payment date, to the extent permitted by law, the Fund, at its option, may pursue any or all of the following remedies: (i) cancel the balance of the subscriber's Share subscription (including the installment as to which the subscriber had defaulted), (ii) assign the remaining balance of the subscriber's Share subscription (including the installment as to which the Subscriber has defaulted) to another investor selected by the Fund and/or (iii) repurchase the Shares previously purchased by the defaulting subscriber at a purchase price per Share equal to the lesser of (a) 60% of the Shares' then current net asset value or (b) the price at which the Subscriber purchased the Shares. The election by the Fund to pursue one or more of these remedies will not preclude the Fund from pursuing any rights it may have to seek judicial enforcement of the Subscriber's subscription obligation.

        DISSOLUTION OF THE FUND. Until the fourth anniversary following the first closing of this offering, the Fund will, subject to market conditions, invest the proceeds of repayment, prepayment or sale of its investments, net of any principal repayments on borrowings and expenses or other obligations of the Fund, in additional venture loans and leases. Thereafter, the Fund will cease to make new investments in venture loans or leases (other than amounts required to fund financing commitments entered into before such fourth anniversary) and will distribute to investors the proceeds of repayment, prepayment or sale of its investments, net of (i) any principal repayments on borrowings, (ii) expenses or other obligations of the Fund, (iii) amounts paid on exercise of warrants or other convertible securities and (iv) any follow-on investment to an existing venture loan or lease made to increase the likelihood of ultimate realization of the investment and determined by the board of directors to be in the best interests of the Fund.

        The Fund's Articles of Incorporation provide that, on December 31, 2005, the Fund automatically will be dissolved without any action by shareholders. From and after such dissolution, the Fund's activities will be limited to the winding-up of its affairs, the liquidation of its remaining assets and the distribution of the net proceeds thereof to shareholders. Although the Fund generally will not invest in any loan or lease with a maturity date later than December 31, 2005, it is possible that, due to a default by a borrower or lessee or a transaction restructuring due to a borrower's or lessee's financial difficulties, the Fund will not fully realize on a loan or lease by the original maturity date. Furthermore, the Fund may not be able to sell warrants it receives from borrowers or lessees, or the equity securities it receives upon exercise of such warrants, for a significant period of time due to legal or contractual restrictions on resale or the absence of a liquid secondary market. As a result, the liquidation process might not be completed for a significant period after the Fund's dissolution. In addition, it is possible that, if certain of the Fund's assets are not liquidated within a reasonable time after the Fund's dissolution, the Fund may elect to make a distribution in kind of all or part of such assets to shareholders. In such case, shareholders would bear any expenses attendant to the liquidation of such assets.

        TRANSFERABILITY OF SHARES. The offer and sale of the Shares will not be registered under the 1933 Act on the ground that their issuance and sale is exempt from such registration requirements as not involving a public offering pursuant to Section 4(2) of the 1933 Act.

        Because the Shares will be acquired by investors in transactions "not involving a public offering", they will be "restricted securities" and may be required to be held indefinitely. Shares may not be sold, transferred, assigned, pledged or otherwise disposed of without registration under applicable securities laws or pursuant to an exemption from registration (in which case the shareholder will at the option of the Fund be required to provide the Fund with a legal opinion, in form and substance satisfactory to the Fund, that registration is not required). Accordingly, an investor must be willing to bear the economic risk of investment in the Shares until the Fund is liquidated. No sale, transfer, assignment, pledge or other disposition, whether voluntary or involuntary, of the Shares may be made except by registration of the transfer on the Fund's books. Each transferee will be required to execute an instrument agreeing to be bound by these restrictions and the other restrictions imposed on the Shares by the Subscription Agreement and to execute such other instruments or certifications as are reasonably required by the Fund or the Manager. A transfer of all or some of the Shares owned by a shareholder will not relieve the shareholder of any unfulfilled subscription obligation, unless the Fund expressly consents in writing to the assumption of the transferor's Subscription Agreement by the transferee or another party. The Fund may withhold consent to such an assumption at its absolute discretion.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The corporation law of the State of Maryland, under which the Fund is incorporated, permits the articles of incorporation of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, subject to specified restrictions. The law does not, however, allow the liability of directors and officers to the corporation or its stockholders to be limited to the extent that (1) it is proved that the person actually received an improper benefit or profit or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Articles of Incorporation of the Fund contain a provision limiting the liability of its directors and officers to the Fund and its shareholders to the fullest extent permitted from time to time by the laws of Maryland (but not in violation of the 1940 Act). The Maryland corporation law also permits a corporation to indemnify its directors, officers and agents, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that the act or omissions of the party seeking to be indemnified was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the party actually received an improper personal benefit, or, in the case of any criminal proceeding, the party had reasonable cause to believe that the act or omission was unlawful. The Fund's Articles of Incorporation and Bylaws require the Fund to indemnify its directors, officers and agents (including the Manager and Adviser to the Manager) to the fullest extent permitted from time to time by the laws of Maryland, subject to the limitations on indemnification under the 1940 Act.

        The Fund's Bylaws provide that the Fund may purchase and maintain insurance on behalf of any person who is or was a director, officer or agent of the Fund against any liability asserted against that person and incurred by that person in or arising out of his or her position, whether or not the Fund would have the power to indemnify him or her against such liability provided no such insurance so purchased will protect or purport to protect any officer or director against liabilities for willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

        The Fund has not commenced business and has prepared no financial statements.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        The Fund has not commenced business and has prepared no financial statements.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

        (a)    Financial Statements - None

        (b) Exhibits - See Exhibit Index following signature page in this Registration Statement, which Exhibit Index is incorporated herein by reference.


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              VENTURE LENDING & LEASING II, INC.


Date:   May 21, 1997                   By:     /s/ RONALD W. SWENSON
      -------------------                    --------------------------------
                                                  Ronald W. Swenson,
                                                  Chief Executive Officer

                       VENTURE LENDING & LEASING II, INC.
                                (the "Company")

                                 EXHIBIT INDEX
                                       TO
                         FORM 10 REGISTRATION STATEMENT



EXHIBIT                              DESCRIPTION

3(i) Articles of Incorporation of the Company filed with the Maryland Secretary of State on May 19, 1997.

3(ii)   Bylaws of the Company.

4.1     Form of Subscription Agreement between the Company and Individual
        Investors.

4.2 Form of Subscription Agreement between the Company and Institutional Investors.

4.3 Form of Subscriptions Agreement between the Company and Individual Investors Purchasing Through the Placement Agent (including Investor Questionaire).

4.4 Form of Subscription Agreement between the Company and Institutional Investors Purchasing Through the Placement Agent (including Investor Questionaire).

10.1    Form of Custodian Agreement between the Company and BankBoston, N.A.

10.2 Form of Stock Transfer Agent Fee Services Agreement between the Company and BankBoston, N.A.

10.3 Form of Intercreditor Agreement between the Company and Venture Lending & Leasing, Inc.